January 22, 2020

Tim Danker
Chief Executive Officer
SelectQuote, Inc.
6800 West 115th Street, Suite 2511
Overland Park, KS 66211

       Re: SelectQuote, Inc.
           Amendment No. 1 to
           Draft Registration Statement on Form S-1
           Submitted January 15, 2020
           CIK No. 0001794783

Dear Mr. Danker:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1 filed January 15,
2020

Risk Factors , page 35

1. We note your response to comment 11. Please revise your disclosure to include, if true, the information that the provision does not apply to actions arising under the Securities
       Act or the Exchange act, even when such action is subject to concurrent jurisdiction.
 Tim Danker
SelectQuote, Inc.
January 22, 2020
Page 2

       You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3484 if you have questions regarding comments on the financial statements and related matters. Please contact
Julia Griffith at 202-551-3267 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameTim Danker                             Sincerely,
Comapany NameSelectQuote, Inc.
                                                         Division of
Corporation Finance
January 22, 2020 Page 2                                  Office of Finance
FirstName LastName